UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of March 2018

Commission File Number:  1-15256

_____________________

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization Corporate Taxpayer’s ID (CNPJ/MF) No. 76.535.764/0001-43 Company Registry (NIRE) No. 33.3.0029520-8 Publicly-held Company

MATERIAL FACT

Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”), in compliance with Article 157, Paragraph 4 of Law No. 6,404/76, pursuant to CVM Instruction No. 358/02, and in addition to the Material Fact disclosed on March 6, 2018, hereby informs its shareholders and the market in general that, on March 13, 2018, it became aware of a judgement passed by Minister Marco Buzzi, of the Second Section of the Brazilian Superior Court of Justice, which granted the conflict of jurisdiction injunction requested by the Company and suspended the effects of the decision rendered by the arbitral court in the arbitral proceeding initiated by Bratel S.À.R.L. against the Company, as well as designated the 7th Corporate Court of the Judicial District of the Capital of Rio de Janeiro to decide upon any urgent matters, on a temporary basis, until further deliberation of that rapporteur.

The full content of the aforementioned decision will be available for download at the Company’s website (www.oi.com.br/ri), at CVM’s Sistema Empresas.NET (www.cvm.gov.br), in addition to the B3 S.A. - Brasil, Bolsa, Balcão website (www.bmfbovespa.com.br) as soon as possible. The Company will disclose to the US Securities and Exchange Commission the English translated version of the Court decision as soon as it becomes available, as per Form 6-K.

The Company will keep its shareholders and the market informed about the development of the subject-matter of this  Material Fact.

Rio de Janeiro, March 14, 2018.

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2018

OI S.A. – In Judicial Reorganization

By:  /s/ Carlos Augusto Machado Pereira de Almeida Brandão

Name: Carlos Augusto Machado Pereira de Almeida Brandão

Title: Chief Financial Officer and Investor Relations Officer